Greenland Technologies Holding Corporation

50 Millstone Road, Building 400

Suite 130

East Windsor, NJ 08512

June 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, DC 20549

Re:	Greenland Technologies Holding Corporation
Request to Withdraw Registration Statement on Form S-1 (File No. 333-267104)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Greenland Technologies Holding Corporation, a company formed in the British Virgin Islands (the “Registrant”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-267104), together with all exhibits thereto (collectively, the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed with the Commission on August 26, 2022 and has not become effective.

The Registrant confirms that no securities were sold or will be sold pursuant to the Registration Statement. The Company requests that the Commission consent to this request on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding the foregoing, please contact our counsel at Hunter Taubman Fischer & Li LLC, Ying Li, Esq. at 212-530-2206.

Very truly yours,

Greenland Technologies Holding Corporation

By:	/s/ Raymond Z. Wang
Raymond Z. Wang
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC